Exhibit 12.1

SCRIPPS NETWORKS INTERACTIVE, INC.

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations, net of taxes	$814,351	$847,448	$778,473	$726,808	$683,028
Add:
Provision for income taxes	496,859	430,330	343,391	301,043	307,623
(Income) loss from equity investees, net	(59,758)	(71,382)	(80,916)	(85,631)	(79,644)
Distributions of income from equity investees	77,780	65,277	93,624	104,185	83,912
Total interest expense	93,159	129,441	108,047	52,687	48,710
Earnings, as adjusted	$1,422,391	$1,401,114	$1,242,619	$1,099,092	$1,043,629
Fixed charges:
Total interest expense	$93,159	$129,441	$108,047	$52,687	$48,710
Total fixed charges	$93,159	$129,441	$108,047	$52,687	$48,710
Preferred stock dividends	-	-	-	-	-
Total combined fixed charges and preferred stock dividends	$93,159	$129,441	$108,047	$52,687	$48,710
Ratio of earnings to fixed charges	15.27	10.82	11.50	20.86	21.43
Ratio of earnings to combined fixed charges and preferred stock dividends	15.27	10.82	11.50	20.86	21.43